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                                                                  Rule 424(b)(4)
                                                      Registration No. 333-33710

PROSPECTUS

                                1,312,375 SHARES

                          TITAN PHARMACEUTICALS, INC.

                                  COMMON STOCK

                               ------------------

    Selling stockholders named in this prospectus are offering all of the shares to be sold in this offering. We will not receive any of the proceeds from the sale of the shares.

    Our common stock is traded on the American Stock Exchange under the symbol TTP. On April 24, 2000, the closing price of the common stock was $24.125.

                            ------------------------

    AN INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 25, 2000
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                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION, AND THE FINANCIAL STATEMENTS AND RELATED NOTES WHICH ARE INCORPORATED BY REFERENCE HEREIN.

    We are a biopharmaceutical company developing proprietary therapeutics for the treatment of central nervous system disorders, cancer and other serious and life-threatening diseases.

    Our most advanced product candidate, Zomaril-TM- (iloperidone), is a novel antipsychotic agent under development for the treatment of patients with schizophrenia. Zomaril is currently in Phase III clinical testing through a licensing and development agreement with Novartis Pharma AG. Also in the CNS area, we are developing a unique cell based therapeutic, Spheramine-TM-, for the treatment of patients with Parkinson's disease. In November 1999, we received approval from the FDA to commence Phase I/II clinical testing with Spheramine. We have entered into a collaboration with Schering AG for the development, manufacture and commercialization of Spheramine for Parkinson's disease, and Schering is funding the manufacturing, development and clinical studies of the product in exchange for worldwide commercialization rights. Our cancer portfolio includes three therapeutic monoclonal antibodies--CeaVac-Registered Trademark-, TriAb-Registered Trademark-, and TriGem-TM---that are designed to stimulate a patient's immune system against cancer cells. CeaVac is currently being evaluated in a large multi-center, double-blind placebo-controlled Phase II/III clinical trial in patients with Stage IV metastatic colorectal cancer. TriAb is currently being evaluated in a double-blind, placebo-controlled Phase II clinical study in patients with breast cancer. TriGem has completed Phase I testing in melanoma, and we are pursuing later stage clinical trials through co-operative clinical oncology research groups. We are also currently conducting a Phase II clinical trial with Pivanex-TM-, a novel synthetic analog of butyric acid, for the treatment of patients with non-small cell lung cancer. Our other programs in pre-clinical development include a cancer gene therapy product and an implantable drug delivery technology.

    A portion of our operations are currently conducted through two consolidated subsidiaries: Ingenex, Inc., engaged in the development of proprietary gene-based therapies and ProNeura, Inc., engaged in research and development activities relating to a polymeric implantable drug delivery technology. References in this prospectus to our company and our products include the operations and products of our operating subsidiaries.

    Our executive offices are located at 400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080, and our telephone number is (650) 244-4990.

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                                  RISK FACTORS

    An investment in our shares involves various risks. You should carefully consider the following risk factors and other information incorporated by reference herein before deciding to purchase shares.

    WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER BE PROFITABLE. Through December 31, 1999, we had accumulated net losses since inception of approximately $65.4 million. We will continue to incur losses for the foreseeable future as a result of the various costs associated with our research, development, financial, administrative, regulatory and management activities. We may never achieve or sustain profitability.

    OUR PRODUCTS ARE AT AN EARLY STAGE OF DEVELOPMENT AND MAY NOT BE SUCCESSFULLY DEVELOPED OR COMMERCIALIZED. Our proposed products are at various stages of development, but all will require significant further development, testing and regulatory clearances prior to commercialization. We are subject to the risk that some or all of our proposed products:

    - will be found to be ineffective or unsafe;

    - will not receive necessary regulatory clearances;

    - will not be capable of being produced in commercial quantities at reasonable costs; or

    - will not be successfully marketed.

We may experience unanticipated problems relating to product development, testing, regulatory compliance, manufacturing, marketing and competition, and our costs and expenses could exceed current estimates. We cannot predict whether we will successfully develop and commercialize any products.

    WE MUST COMPLY WITH EXTENSIVE GOVERNMENT REGULATIONS. Our research, development, pre-clinical and clinical trial activities and the manufacturing and marketing of any products which we may successfully develop are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the U.S. and other countries. The process of obtaining required regulatory approvals for drugs, including conducting preclinical and clinical testing, is lengthy, expensive and uncertain. Even after such time and expenditures, we may not obtain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Regulatory approval may entail limitations on the indicated usage of a drug, which may reduce the drug's market potential. Even if regulatory clearance is obtained, post-market evaluation of the products, if required, could result in restrictions on a product's marketing or withdrawal of the product from the market as well as possible civil or criminal sanctions. We depend on laboratories and medical institutions conducting preclinical studies and clinical trials to maintain both good laboratory and good clinical practices. We will also depend upon the manufacturers of any products we may successfully develop to comply with cGMP.

    In addition, we and our collaborative partners may be subject to regulation under state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other local, state, federal and foreign regulation. We cannot predict the impact of such regulation on us, although it could be material and adverse.

    WE MAY BE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY RIGHTS.

    Our future success will depend to a significant extent on our ability to:

    - enforce patent protection on our products and technologies;

    - maintain trade secrets; and

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    - operate and commercialize products without infringing on the patents or proprietary rights of others.

    Our patents may not afford any competitive advantages and may be challenged or circumvented by third parties. Further, patents may not issue on pending patent applications. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before a potential product can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, reducing any advantage of the patent.

    Our business may be materially adversely affected if others independently develop similar technologies or duplicate any technology we develop. Furthermore, costly and time consuming litigation may be necessary to:

    - enforce any of our patents;

    - determine the scope and validity of the patent rights of others; or

    - respond to a legal action against us claiming damages for infringement of patent rights or other proprietary rights or seeking to enjoin commercial activities relating to the affected product or process.

The outcome of any such litigation is highly uncertain.

    To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. Most of our consultants are employed by or have consulting agreements with third parties and any inventions discovered by such individuals generally will not become our property. There is a risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, which could adversely affect us.

    WE FACE INTENSE COMPETITION. Competition in the pharmaceutical and biotechnology industries is intense and is expected to increase. We will face competition from numerous companies that currently market, or are developing, products for the treatment of the diseases and disorders we have targeted. Many of these entities have significantly greater research and development capabilities, experience in obtaining regulatory approvals and manufacturing, marketing, financial and managerial resources than us. We also compete with universities and other research institutions in the development of products, technologies and processes, as well as the recruitment of highly qualified personnel. Our competitors may succeed in developing technologies or products that are more effective than the ones we have under development or that render our proposed products or technologies noncompetitive or obsolete. In addition, certain of such competitors may achieve product commercialization or patent protection earlier than us.

    WE ARE DEPENDENT UPON OUR KEY COLLABORATIVE RELATIONSHIPS AND LICENSE AND SPONSORED RESEARCH AGREEMENTS. As a small company with limited resources, we rely significantly on the resources of third parties to conduct research and development on our behalf. For example, our ability to ultimately derive revenues from Zomaril is almost entirely dependent upon Novartis conducting the Phase III trials and completing the regulatory approval process and implementing the marketing program necessary to commercialize Zomaril if the trials are successful. Our success in the future will depend, in part, on our ability to maintain existing collaborative relationships and to develop new collaborative relationships with third parties. Our license agreements relating to the in-licensing of technology generally require the payment of up-front license fees and royalties based on sales with minimum annual royalties, the use of due diligence in developing and bringing products to market, the achievement of funding milestones and, in some cases, the grant of stock to the licensor. Our sponsored research agreements generally require periodic payments on an annual or quarterly basis.

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Our failure to meet financial or other obligations under license or sponsored research agreements in a timely manner could result in the loss of our rights to proprietary technology or our right to have the applicable university or institution conduct research and development efforts.

    WE MAY BE DEPENDENT ON THIRD PARTIES TO MANUFACTURE AND MARKET ANY PRODUCTS WE MAY SUCCESSFULLY DEVELOP. To date, we have not introduced any products on the commercial market. We may not have the resources in the foreseeable future to allocate to the commercial manufacture or direct marketing of any proposed products. Collaborative arrangements may be pursued regarding the manufacture and marketing of any products that may be successfully developed. We may be unable to enter into additional collaborative arrangements to manufacture or market any proposed products or, in lieu thereof, establish our own manufacturing operations or sales force.

    WE MAY NOT BE ABLE TO RETAIN OUR KEY MANAGEMENT AND SCIENTIFIC PERSONNEL. As a small company with a limited number of personnel, we are highly dependent on the services of Dr. Louis R. Bucalo, our Chairman, President and Chief Executive Officer, as well as the other principal members of our management and scientific staff. The loss of one or more of such individuals could substantially impair ongoing research and development programs and could hinder our ability to obtain corporate partners. Our success depends in large part upon our ability to attract and retain highly qualified personnel. We compete in our hiring efforts with other pharmaceutical and biotechnology companies, as well as universities and nonprofit research organizations, and we may have to pay higher salaries to attract and retain personnel.

    WE MAY NEED ADDITIONAL FINANCING. At March 15, 2000, we had approximately $84.7 million of cash which we believe will enable us to fund our operations at least through 2003. We may need to seek additional financing after such time to continue our product development activities, and will be required to obtain substantial funding to commercialize any products that we may successfully develop. We do not have any funding commitments or arrangements other than our bank line of credit. If we are unable to enter into a corporate collaboration, complete a debt or equity offering, or otherwise obtain any needed financing, we will be required to reduce, defer or discontinue our product development programs. We may be required to obtain funds on terms that are not favorable to us and our stockholders.

    FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY IMPACT OUR STOCK PRICE. Future sales of our common stock by existing stockholders pursuant to Rule 144 under the Securities Act, pursuant to an effective registration statement or otherwise, could have an adverse effect on the price of our securities.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares by the selling stockholders.

                                DIVIDEND POLICY

    We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the near future.

                           FORWARD-LOOKING STATEMENTS

    Statements in this prospectus or in the documents incorporated by reference herein that are not descriptions of historical facts are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking terminology such as "may," "expects," "believes," "anticipates," "intends," "expects," "projects," or similar terms, variations of such terms or the negative

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of such terms. Forward-looking statements are based on management's current expectations. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth under "Risk Factors" including, in particular, risks relating to:

    - the results of ongoing research and development activities;

    - uncertainties relating to pre-clinical and clinical testing, financing and strategic agreements and relationships;

    - the early stage of products under development;

    - government regulation;

    - patent matters; and

    - competition.

    We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based.

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                              SELLING STOCKHOLDERS

    On March 1, 2000, we completed a private placement in which we sold an aggregate of 1,200,000 shares to all but one of the selling stockholders listed in the table below. The last selling stockholder listed below received the shares it is offering hereby upon exercise of a warrant which granted piggy-back registration rights to the holder. We agreed to bear expenses, other than fees and expenses of counsel to the selling stockholders, in connection with the registration and sale of the shares. See "Plan of Distribution."

    The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders and as adjusted to give effect to the sale of the shares offered hereby. Other than as set forth below, no selling stockholder has held any position nor had any material relationship with Titan or its affiliates during the past three years.

                                                                                NUMBER OF
                                                                  MAXIMUM         SHARES
                                             NUMBER OF SHARES      NUMBER      BENEFICIALLY      PERCENTAGE
                                            BENEFICIALLY OWNED   OF SHARES        OWNED          OWNERSHIP
NAME OF SELLING STOCKHOLDER                 PRIOR TO OFFERING    TO BE SOLD   AFTER OFFERING   AFTER OFFERING
---------------------------                 ------------------   ----------   --------------   --------------
Invesco VIF--Health Services Fund (1).....          20,310         11,400            8,810            (1)
Invesco Health Sciences Fund (1)..........         475,965        187,350          288,615            (1)
Invesco Global Health Sciences Fund (1)...         211,065         76,250          134,815            (1)
Invesco Endeavor Fund (1).................          55,000         55,000                0            (1)
Turner Technology Fund (2)................          70,000         70,000                0            --
Turner MicroCap Fund (2)..................          20,000         20,000                0            --
BlackRock Funds, Smallcap Growth Equity
  Portfolio...............................         640,000(3)     400,000          240,000             *
Franklin Biotechnology Discover Fund......         400,000        380,000           20,000             *
Biotechnology Value Fund, L.P.............         112,375        112,375                0            --

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*   Less than 1%

(1) These selling stockholders are affiliated entities. According to a Schedule 13G filed on February 4, 2000 on behalf of a group of reporting persons, including various Invesco entities (the "Group"), the Group beneficially owned 704,110 shares, currently representing approximately 2.7% of our outstanding common stock, which amount excludes the 330,000 purchased by these selling stockholders in the March 2000 private placement.

(2) These selling stockholders are affiliated entities.

(3) Includes 240,000 shares beneficially owned by BlackRock Funds, Micro-Cap Equity Portfolio.

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
                              PLAN OF DISTRIBUTION

    The selling stockholders may sell shares from time to time:

    - in transactions on the American Stock Exchange;

    - in privately negotiated transactions;

    - through the writing of options on the shares;

    - or a combination of such methods of sale.

    They may sell their shares:

    - at fixed prices which may be changed;

    - at market prices prevailing at the time of sale;

    - at prices related to such prevailing market prices;

    - or at negotiated prices.

    The selling stockholders may sell shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from either the selling stockholders, the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both. Compensation to a particular broker-dealer might be in excess of customary commissions.

    The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

    We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the securities offered hereby have been passed upon for Titan by Loeb & Loeb LLP, New York, New York.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which we have filed with the Commission (File No. 0-27436) pursuant to the Exchange Act of 1934 are incorporated herein by reference:

    1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, including any documents or portions thereof incorporated by reference therein;

    2. Our Registration Statement on Form 8-A registering the common stock under the Exchange Act; and

    3. All other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.

    Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such

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statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

    We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for documents should be directed to us at 400 Oyster Point Boulevard, South San Francisco, California 94080, Attention: Chief Financial Officer, telephone (650) 244-4990.

                             AVAILABLE INFORMATION

    We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1993 covering the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company is an electronic filer, and the Commission maintains a web site that contains reports, proxy and information statements and other information regarding the Company at www.sec.gov./edgar.html.

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    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN CONTAINED IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

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                               TABLE OF CONTENTS

                                          PAGE
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

Prospectus Summary....................      2

Risk Factors..........................      3

Use Of Proceeds.......................      5

Dividend Policy.......................      5

Forward-Looking Statements............      5

Selling Stockholders..................      7

Plan Of Distribution..................      8

Legal Matters.........................      8

Incorporation Of Certain Documents By
  Reference...........................      8

Available Information.................      9

                                     TITAN
                             PHARMACEUTICALS, INC.
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                                   PROSPECTUS

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                                 APRIL 25, 2000

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